Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255702

USVC VENTURE CAPITAL ACCESS FUND

(the "Fund")

Supplement to the Prospectus (the "Prospectus") dated July 28, 2026

Capitalized terms and certain other terms used in this Supplement, unless otherwise defined in this Supplement, have the meanings assigned to them in the Prospectus.

Effective immediately, the following is added to the section of the Prospectus entitled "PLAN OF DISTRIBUTION.”

Bonus Share Program

The Fund intends to implement a bonus share program (the "Bonus Share Program" or the “Match Program”) pursuant to which eligible investors will receive additional Shares of the Fund (the "Bonus Shares" or “Match Shares”) at no additional cost in connection with their purchase of Shares. Such Bonus Shares will be transferred to (or purchased by the Investment Adviser and/or its affiliates on behalf of) such eligible investors and will have the same rights as other Shares, subject to the transfer restriction described below. Such transfers (or purchases) will be made from the assets of the Investment Adviser and/or its affiliates (and not the Fund). Under the Bonus Share Program, the Investment Adviser may, in its sole discretion and from time to time, publicly announce a period during which purchases of Shares will be eligible to receive Bonus Shares (each, an "Offer Window").

Investors who purchase Shares of the Fund during an Offer Window will be eligible to receive Bonus Shares if such purchases are "Qualifying Purchases." For purchases of Shares to be deemed Qualifying Purchases, they must be made directly from the Fund through www.usvc.com, and not through any broker, platform or other intermediary or in a retirement account, and must be made prior to the earlier of (i) the date the Fund achieves such limit on the aggregate purchase orders for Shares following the commencement of that Offer Window as may be announced by the Adviser and (ii) the outside closing date announced for that Offer Window (such earlier date, the "Window Closing Date"); provided, however, if the pool of Match Shares allocated to an Offer Window is reached prior to the outside closing date, the Investment Adviser may, in its sole discretion, extend an Offer Window and increase the pool of Match Shares allocated to the Offer Window. In addition, the Investment Adviser may close an Offer Window early, in its sole discretion, by posting notice on usvc.com. An investor is eligible to receive Bonus Shares only with respect to the first $1,000,000 of such purchase in each Offer Window; provided, however, the Investment Advisor may waive such limitation in its sole discretion.

Bonus Shares will be transferred to (or purchased for) eligible investors within 10 business days following each Window Closing Date. Bonus Shares transferred to (or purchased by) the Investment Adviser and/or its affiliates on behalf of eligible investors pursuant to the Bonus Share Program will be subject to a three-year claw-back period running from the Window Closing Date, during which the investor may not tender, sell, transfer, pledge or otherwise dispose of any Bonus Shares and the Investment Adviser, in its sole discretion and subject to applicable law, may require the forfeiture or cancellation of some or all of an investor's Bonus Shares under certain circumstances, including but not limited to repurchases, transfers, or other events specified by the Investment Adviser.

The Investment Adviser may, in its sole discretion and at any time, modify the terms of the Bonus Share Program, including any Offer Window, or otherwise suspend or terminate the Bonus Share Program, subject to applicable law, and investors should not rely on the continued availability of Bonus Shares when making investment decisions.

The transfers (or purchases) by the Investment Adviser and/or its affiliates of Bonus Shares may create an incentive for investors to invest additional amounts in the Fund. Because the Investment Adviser's management fee is based on a percentage of the value of the Fund's net assets, Shares transferred to (or purchased for) investors by the Investment Adviser and/or its affiliates will result in increased net revenues to the Investment Adviser if the increase in fee income due to the increased asset base offsets the costs associated with these additional Shares. As with repurchases by other Shareholders, repurchase requests related to Bonus Shares could have a significant negative impact on the Fund, including on the Fund's liquidity.

The Fund intends to take the position that the receipt of Bonus Shares does not represent taxable income reportable as a transfer by the Investment Adviser or its affiliate to the investor. The Fund’s determination is not binding on the IRS or any other tax authority. Based on the Fund’s position, for U.S. federal income tax purposes, an investor’s tax basis in its Shares purchased pursuant to this offering and any Bonus Shares received in connection with a purchase of Shares in this offering is treated as generally equal the amount of cash the investor actually paid for such Shares. Because the investor’s tax basis in its Shares (including the Bonus Shares) may be lower on a per-share basis, this may result in the recognition of more taxable income or gain over the period during which the investor owns the Shares. Forfeiture or cancellation of Shares under the terms of the Bonus Share program may have additional tax consequences. Prospective investors should consult their tax advisors regarding all aspects of this program.

This Supplement should be retained for future reference.